UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

Volt Information Sciences, Inc.
(Name of Subject Company (Issuer))

Vega MergerCo, Inc.
(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

Vega Consulting, Inc.
(Name of Filing Persons (Parent))

Rajiv Sardana
(Name of Filing Persons (Affiliate of Parent and Offeror))

Common Stock, par value $0.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number of Class of Securities)

Vega MergerCo, Inc.
c/o Vega Consulting, Inc.
2400 Meadowbrook Parkway
Duluth, Georgia 30096
Attention: Sanjeev Sardana
Telephone: (770)-493-5588
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Michael J. Cochran
Kilpatrick Townsend & Stockton LLP
1100 Peachtree Street NE
Suite 2800

Atlanta, Georgia 30309-4528
(404) 815-6500

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,262.01	Filing Party:	Vega MergerCo, Inc.

Form or Registration No.:	Schedule TO (File No. 005-02933)	Date Filed:	March 25, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on March 25, 2022 by Vega MergerCo, Inc., a New York corporation (the “Offeror”), Vega Consulting, Inc., a Delaware corporation and the sole stockholder of the Offeror (“Parent”) and Rajiv Sardana, an affiliate of Parent and Offeror. The Schedule TO relates to the tender offer by Offeror for any and all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of Volt Information Sciences, Inc., a New York corporation (“Volt”), at a price of $6.00 per Share, in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Item 11.	Additional Information.

Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the following:

“The Offer expired as scheduled at one minute after 11:59 p.m. (12:00 midnight), New York City Time, on April 21, 2022. Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) has advised Parent that, as of that time, 19,423,599 Shares had been validly tendered and not withdrawn in the Offer. Such tendered Shares represent approximately 87.89% of the outstanding Shares. In addition, 247,814 Shares had been tendered through notices of guaranteed delivery in the form accompanying the Offer (“Notices of Guaranteed Delivery”) with respect to Shares that had not been delivered in settlement or satisfaction of such guarantees, representing approximately 1.12% of the outstanding Shares. Offeror has accepted for payment all Shares validly tendered and not withdrawn (other than Shares tendered through Notices of Guaranteed Delivery with respect to Shares that had not been delivered in settlement or satisfaction of such guarantees prior to such acceptance) and will promptly pay for such Shares in accordance with the terms of the Offer.

Pursuant to the terms of the Merger Agreement, on April 22, 2022, Offeror intends to exercise the Top-Up Option to purchase, at a price per Share equal to $6.00, an aggregate number of additional Shares that, when added to the number of Shares owned by Parent and its subsidiaries immediately prior to the exercise of the Top-Up Option, would constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis.

Following the exercise of the Top-Up Option, Offeror intends to effect a short-form merger with the Company under the NYBCL. The Merger is expected to be consummated on April 25, 2022 (the “Effective Time”), at which time the Company will become a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares owned directly or indirectly by the Company, Parent or Offeror) will be converted automatically into the right to receive the Merger Consideration (subject to appraisal rights). The Depositary and Paying Agent will mail to the remaining former shareholders of the Company materials necessary to exchange their former Shares for such payment.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(B)	Press release by Volt Information Sciences, Inc., dated April 22, 2022: Volt and Vega Consulting Announce Final Results of Tender Offer to Acquire Volt (incorporated by reference to Exhibit (a)(5)(G) to Volt’s Schedule 14D-9, filed on March 25, 2022 (as amended)).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VEGA CONSULTING, INC.:

By:	/s/ RAJIV SARDANA
Name: Rajiv Sardana
Title: President and Chief Executive Officer

VEGA MERGERCO, INC.:

By:	/s/ RAJIV SARDANA
Name: Rajiv Sardana
Title: President and Chief Executive Officer

RAJIV SARDANA:

/s/ RAJIV SARDANA

Dated: April 22, 2022